UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒   Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE No. 33.300.272.909

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2023

1.           Date, Time and Place: On April 27, 2023, at 11:00 am, exclusively digitally, pursuant to Article 5, paragraph 2, Item I and Article 28, paragraphs 2 and 3 of the Brazilian Securities Commission Resolution (“CVM”) No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), through the Ten Meetings Digital Platform (“Digital Platform”). Pursuant to article 5, paragraph 3 of CVM Resolution 81, this Annual and Extraordinary Shareholders' Meeting of SENDAS DISTRIBUIDORA S.A. (“Meeting“ and “Company", respectively) was deemed to have been held at the Company's headquarters, located at Avenida Ayrton Senna, No. 6000, Lote 2, Pal 48959, Exhibit A, Jacarepaguá, Postal Code (CEP) 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro.

2.           Call: Call Notice published in the newspaper “Folha de S. Paulo”, in the issues of (i) March 28, 2023 - page A23, (ii) March 29, 2023 – page A26, and (iii) March 30, 2023 – page A27, pursuant to article 124 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

3.           Legal Publications: The Management Report, containing the Management Accounts, and the Company's Individual and Restated Financial Statements, containing the Notes, together with the Report and Opinion of Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Independent Auditors”), the Summary Annual Report of the Statutory Audit Committee, the Opinion of the Fiscal Council and the Statement of Officers on the Financial Statements, referring to the fiscal year ended December 31, 2022, were published on February 17 of 2023, in the newspaper “Folha de S. Paulo”, on pages A15 to A21, with simultaneous disclosure of the full documents on the same newspaper's internet page, as well as filed at the Company's headquarters and made available on CVM websites (www.gov.br/cvm), B3 SA – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and on the Company's Investor Relations page (https://ri.assai.com.br) more than one (1) month in advance of this date, pursuant to article 133 of the Brazilian Corporation Law and applicable CVM regulations. The other documents and information related to the Agenda, pursuant to CVM Resolution 81 and CVM Resolution 80, of March 29, 2022, as amended (“CVM Resolution 80”), were disclosed to the Company's shareholders, through the presentation to the CVM through the Empresas.Net System, on March 28, 2023, which are available at the Company's headquarters.

4.           Quorum: The Company's shareholders holding nine hundred and ninety-three million, one hundred and ninety thousand, six hundred and five (993,190,605) registered common shares, with no par value, issued by the Company, participated in the Annual Shareholders’ Meeting, representing seventy-three point six percent (73.6%) of the voting capital stock and, at an Extraordinary Shareholders’ Meeting, shareholders of the Company holding nine hundred and ninety-two million, two hundred and forty-three thousand, nineteen (992,243,019) common, registered, book-entry shares with no par value, issued by the Company, representing seventy-three point six percent (73.6%) of the voting capital stock, as verified in the information contained in the analytical maps prepared by the bookrunner and by the Company itself, pursuant to article 48, items I and II of CVM Resolution 81, and the records of the electronic system of remote attendance made available by the Company, pursuant to article 47, item III of CVM Resolution 81.

5.           Legal Attendance: Mr. Belmiro de Figueiredo Gomes, Chief Executive Officer of the Company, Mrs. Gabrielle Castelo Branco Helú, Investor Relations Officer of the Company, Mr. Valdério Matias da Silva, Accounting Officer of the Company, Mrs. Sandra Camargo Vicari, People Management and Sustainability Officer of the Company, Mr. Tufi Daher Filho, Chairman of the Company's Fiscal Council, Mr. Heraldo Gilberto Oliveira, member of the Company's Statutory Audit Committee, as well as Messrs. Eduardo Franco Tenório and Luiz Felipe Neiva Camargo and Mrs. Natacha Rodrigues dos Santos, representatives of the Independent Auditors were present.

6.           Board: The works were chaired by Mrs. Daniela Sabbag Papa, Chief Administrative and Financial Officer of the Company, as provided for in article 8 of the Company's Bylaws, who invited Mrs. Paula Magalhães to act as secretary.

7.           Reading of Documents: The following were waived: (i) the reading of documents related to the matters to be resolved at this Meeting, which were made available to shareholders: (a) at the Company's headquarters; and (b) on the Investor Relations websites of the Company, B3 and CVM, in compliance with the provisions of article 124, paragraph 6 of the Brazilian Corporation Law; and (ii) the reading of the restated summary voting map of votes cast through remote voting ballots, since such document was disclosed to the market by the Company on April 26, 2023, pursuant to article 48, paragraph 3 of CVM Resolution 81, and is available, at the Company's headquarters, for consultation by the shareholders present at this Meeting, pursuant to article 48, paragraph 4 of CVM Resolution 81.

8.          Agenda: Resolve on the following matters:

Extraordinary Shareholders’ Meeting: (1) Resolve on the following amendments to the Company's Bylaws: (a) article 4, main provision, to update the Company's fully subscribed and paid-up capital stock, due to capital increases approved at meetings of the Board of Directors; (b) inclusion of paragraph 2 in article 15 to include a casting rule in Board of Directors meetings; (c) article 17, subparagraphs “p” and “r” to change the values of authority of certain authorities of the Board of Directors, and inclusion of new subparagraphs “s” and “t” to include as authorities of the Board of Directors the acquisition of participation in other companies and provision of guarantees in favor of third parties, respectively; (d) article 22, for inclusion of the position of “Vice-President” for the Commercial and Operations Offices; (e) articles 29 and 30, for the exclusion of certain authorities of the Chief Commercial Officer and the Chief Operations Officer, respectively, as well as adjustments that derive exclusively from such alterations; (2) Resolve on the restatement of the Company's Bylaws as a result of the amendments resolved in item 1 above, if approved; and (3) Resolve on the re-ratification of the annual global compensation of the Company's management for the fiscal year ended December 31, 2022.

Ordinary Shareholders’ Meeting: (1) Examine, discuss and vote on the Company's Financial Statements containing the Notes, together with the Management Report and the respective Management Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council and Summarized Annual Report and Opinion of the Statutory Audit Committee, all referring to the fiscal year ended December 31, 2022; (2) Resolve on the management proposal for the allocation of the result for the fiscal year ended December 31, 2022; (3) Regarding the election of the Company's Board of Directors: (a) determine the effective number of members of the Company's Board of Directors to be elected for the next term; (b) elect the members of the Company's Board of Directors; (c) resolve on the characterization of the independence of the candidates for the position of independent members of the Board of Directors; and (d) elect the Chairman and Vice-Chairman of the Company's Board of Directors, pursuant to article 8, item III of the Company's Bylaws; and (4) Establish the annual global compensation of the managers for the 2023 fiscal year.

9.          Preliminary Procedures: Before starting the work, the Chairman of the Meeting and the Secretary provided clarifications on the operation of the electronic system for remote participation made available by the Company and the form of manifestation and vote of shareholders who participate remotely in the Meeting, as well as informing that: (i) the proceedings of the Meeting would be recorded, and the recording will be filed at the Company's headquarters, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic system for remote participation in the Meeting allowed shareholders to hear the manifestations of all other shareholders and address the members of the Presiding Board and other participants in the Meeting, thus allowing communication between shareholders. It was asked whether any of the shareholders participating via the electronic system had submitted a vote by sending a Distance Voting Ballot (“Ballot”) and wished to change their vote at this Meeting, so that the guidelines received through the Ballot were disregarded, as provided for in article 28, paragraph 2, item II of CVM Resolution 81, having received requests for amendment from certain shareholders whose votes were duly computed by them on the Digital Platform, and the presiding board having clarified that the request to desist of the multiple vote requested on April 23, 2023 was duly computed. Finally, it was informed that the shareholders present who advanced their voting guidelines through the Digital Platform were computed, and that such shareholders may also manifest themselves at the Meeting and, if they prefer, change the voting guidelines that were anticipated.

10.        Resolutions: After verifying the quorum for the installation of the Meeting, the drawing up of these minutes in the form of a summary of the facts that occurred was unanimously approved, as provided for in article 130, paragraph 1 of the Corporation Law, and the publication of the minutes of the Meeting with the omission of the signatures of the shareholders was approved, by unanimously vote by those present, pursuant to article 130, paragraph 2 of the Brazilian Corporation Law. The matters on the agenda were discussed and voted on, with the following resolutions having been taken, according to the map of vote contained in Exhibit I, which, for all purposes, shall be considered an integral part of these minutes:

10.1        At an Extraordinary Shareholders’ Meeting:

10.1.1               Amendments to the Company's Bylaws: Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the following amendments to the Company's Bylaws:

•	article 4, main provision, to update the Company's fully subscribed and paid-in capital, due to the exercise of stock options, pursuant to the Company's capital increases approved at meetings of the Company's Board of Directors held on February 15 and March 28, 2023, so that the Company's capital stock will increase from R$1,263,218,380.83, divided into 1,349,165,394 registered, book-entry common shares with no par value, to R$1,265,010,495.38, divided into 1,350,256,496 shares, all common, registered and with no par value;

•	inclusion of paragraph 2 in article 15, with the consequent renumbering of the other paragraphs, for the inclusion of a tiebreaker rule in Board of Directors meetings;

•	article 17, subitems “p” and “r” to change amounts of authority of certain powers of the Board of Directors, as well as the inclusion of new subitems “s” and “t” to said article, with the consequent renumbering of the other items, to include as authority of the Board of Directors the acquisition of interest in other companies and the provision of guarantees in favor of third parties, respectively;

•	article 22, for inclusion of the position of “Vice-President” for the Commercial and Operations Offices;

•	Articles 29 and 30, to exclude certain authorities of the Chief Commercial Officer and the Chief Operations Officer, respectively; and

•	other adjustments that derive exclusively from such changes.

In view of the above, the said Articles of the Bylaws are effective as of this date with the following new wording:

“ARTICLE 4 – The Company's capital stock is one billion, two hundred and sixty-five million, ten thousand, four hundred and ninety-five Reais and thirty-eight cents (R$1,265,010,495.38), fully subscribed and paid in, divided into one billion, three hundred and fifty million, two hundred and fifty-six thousand, four hundred and ninety-six (1,350,256,496) common shares, all registered, book-entry and without par value."

“ARTICLE 15 (...) Paragraph 2 – The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to his own vote, a casting vote, in the event of a tie in the vote as a result of any composition of an even number of members of the Board of Directors.”

“ARTICLE 17 (...) (p) resolve on the acquisition, sale, creation of liens, encumbrance of any assets, including real estate, of the Company or the performance of any other investment by the Company in individual or aggregate amount throughout a fiscal year equal to or greater than the amount corresponding to zero point three percent (0.3%)

of the Company's net income at the time, as determined in its most recent balance sheet or quarterly financial statement;”

“ARTICLE 17 (...) (r) resolve on any association of the Company with third parties that involves individual or aggregate investment, throughout a fiscal year, greater than the amount in Reais equivalent to fifty million US dollars (US$50,000,000.00) or greater than the amount corresponding to one percent (1%) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;”

“ARTICLE 17 (...) (s) resolve, regardless of the amount of the operation, on the acquisition of equity interest by the Company in other companies, corporations, partnerships, associations (whether for profit or not) and/or consortia;”

“ARTICLE 17 (...) (t) resolve on the granting of guarantees by the Company, of any nature and amount, in relation to obligations assumed with third parties that are not controlled companies of the Company, setting the limits within which the Officers of the Company may approve the granting of guarantees without the prior authorization of the Board of Directors;”

“ARTICLE 22 – The Board of Executive Officers will be composed of at least three (3) and at most eight (8) members, shareholders or not, residing in Brazil, elected and removable by the Board of Directors, one (1) necessarily appointed for the position of Chief Executive Officer and one (1) necessarily appointed for the position of Investor Relations Officer, and there may also be one (1) Chief Financial Administrative Officer, one (1) Commercial Executive Vice-President, one (1) Operations Executive Vice-President and the other Vice-Presidents and Officers without special designation, the accumulation of these positions being permitted.”

“ARTICLE 29 – It is incumbent upon, in particular, to the Commercial Executive Vice-President, in addition to the attributions conferred upon him by the Board of Directors, to:

(a)         act in defining the Company's strategic planning;

(b)         define and execute sales plan;

(c)         manage the quality of the sale; and

(d)         communicate primarily to disseminate information to the public of interest to the Company.”

“ARTICLE 30 – It is incumbent upon, in particular, the Operations Executive Vice-President, in addition to the attributions conferred by the Board of Directors, to:

(a)        establish trade guidelines and operations;

(b)        manage material and financial resources;

(c)        direct trade operations;

(d)        implement branches and commercial representations; and

(e)        communicate in seminars, lectures, interviews and in contacts and business negotiations with customers and distributors.”

10.1.2 Restatement of the Company's Bylaws: Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, recording the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the restatement of the Company's Bylaws as a result of the changes resolved in the previous item. The text of the restated Bylaws is included as Exhibit II to these minutes and was authenticated by the Board, numbered and filed at the Company's headquarters and will be filed at the Commercial Registry of the State of Rio de Janeiro, as well as made available on the websites of the CVM, B3 and the Company's Investor Relations.

10.1.3 Re-ratification of the annual global compensation of the Company's managers for the fiscal year ended December 31, 2022: Reject, by majority vote of the shareholders holding common shares of the Company present at the Meeting, according to the voting map in Exhibit I to these minutes, the re-ratification of the annual global compensation of the managers for the fiscal year ended December 31, 2022, according to the management proposal made available to this meeting. In view of the non-approval of the resolution on the re-ratification of the annual global compensation of the managers for the fiscal year ended December 31, 2022, it remains recorded that a new Company meeting may be called in due course to address this matter.

10.2.        At the Annual Shareholders’ Meeting:

10.2.1        Financial Statements, Management Report and Management Accounts: Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, without reservations or exceptions, according to the voting map contained in the Exhibit I to these minutes, the Company's Financial Statements containing the Notes, together with the Management Report and the respective Management Accounts, the Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council and the Summary Annual Report and Opinion of the Statutory Audit Committee, referring to the fiscal year ended December 31, 2022.

10.2. 2 Allocation of Results and Distribution of Dividends: Approve, by majority vote of the Company's common shareholders present at the Meeting, registering abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the proposal presented by the Company’s management for the allocation of net income for the year, shown in the statement of income, of one billion, two hundred and twenty million, two hundred and forty-six thousand, nine hundred and sixty-eight Reais and fifty-one cents (R$1,220,246,968.51), for the fiscal year ended December 31, 2022, as follows:

10.2.2.1        Tax Incentive Reserve: For this reserve, the amount of seven hundred and fifty-three million, twenty-nine thousand, nine hundred and thirteen Reais and forty-one cents (R$753,029,913.41) was allocated, under the terms of article 195-A of the Brazilian Corporation Law.

10.2.2.2        Legal Reserve: For this reserve, the amount of twenty-three million, three hundred and sixty thousand, eight hundred and fifty-two Reais and seventy-six cents (R$23,360,852.76) was allocated, corresponding to five percent (5%) of the net income for the year, respecting the limit of twenty percent (20%) of the capital stock, pursuant to article 193 of the Brazilian Corporation Law.

10.2.2.3        Expansion Reserve: For this reserve, the amount of three hundred and twenty-six million, three hundred and eighteen thousand, three hundred and thirty-nine Reais and fifty-nine cents (R$326,318,339.59) was allocated, under the terms of article 36, paragraph 2, of the Company's Bylaws.

10.2.2.4        Shareholders Compensation: The remaining balance of the income for the fiscal year ended December 31, 2022, after the allocations to the reserves referred to in items 10.2.2.1, 10.2.2.2, and 10.2.2.3 above, will be allocated to the distribution of dividends to the Company's shareholders. The amount of one hundred and ten million, nine hundred and sixty-four thousand, fifty Reais and fifty-nine cents (R$110,964,050.59), equivalent to twenty-five percent (25%) of the adjusted net income, distributed to Company's shareholders as mandatory minimum dividend, provided that, out of this amount, (a) forty-three million, four hundred and twenty-six thousand, one hundred and eighty-seven Reais and eighty-three cents (R$43,426,187.83) correspond to interest on equity, net of applicable income tax, distributed to the Company's shareholders at a meeting of the Board of Directors held on December 23, 2022 and paid on February 17, 2023, now imputed to the minimum dividend declared mandatory; (b) sixty-seven million, five hundred and thirty-seven thousand, eight hundred and sixty-two Reais and seventy-six cents (R$67,537,862.76) correspond to the additional portion of the minimum mandatory dividend declared herein, equivalent to R$0.0500185431139003 per common share issued by the Company, excluding treasury shares (“Additional Dividend”), to be paid as per item 10.2.2.4.1 below.

10.2.2.4.1        Those who are shareholders of the Company on this date (base date), respecting the negotiations carried out up to this date (inclusive), will be entitled to the Additional Dividend, in the amount of sixty-seven million, five hundred and thirty-seven thousand, eight hundred and sixty-two Reais and seventy-six cents (R$67,537,862.76), equivalent to R$0.0500185431139003 per common share issued by the Company. Accordingly, as of April 28, 2023, inclusive, the Company's shares will be traded “ex-dividends”.

10.2.2.4.2        The Additional Dividend declared herein will be paid by the Company on June 26, 2023, without monetary restatement or interest charges between the present date and the effective payment date. The payment of the Additional Dividend now declared will observe the procedures of the financial institution providing bookkeeping services for the shares issued by the Company, as per the information in the notice to shareholders to be released by the Company in due course.

10.2.3        Election of Members of the Board of Directors:

10.2.3.1        Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the definition of nine (9) members to compose the Company's Board of Directors, with seven (7) Independent Directors.

10.2.3.2        Register, as per the voting map contained in Exhibit I to these minutes, the request for the adoption of the multiple voting procedure for the election of members of the Board of Directors by shareholders who voted remotely at the Meeting, holders of common shares representing zero point five percent (0.5%) of the Company's total capital stock, therefore not making up the minimum quorum of five percent (5%) for the adoption of this voting procedure, pursuant to article 141 of the Corporation Law and CVM Resolution No. 70, of March 22, 2022 (“CVM Resolution 70”), as amended.

10.2.3.3        Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the election of the following members to compose the Board of Directors of the Company, for a unified term of office of two (2) years, from the date of investiture of such members until the Annual Shareholders’ Meeting that will resolve on the Financial Statements for the fiscal year ending December 31, 2024:

(i)         Mrs. ANDIARA PEDROSO PETTERLE, Brazilian, married, publicist, bearer of Identity Card RG No. 213482557 DIC/RJ, registered with the CPF/MF under No. 846.938.941-68, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

(ii)       Mr. BELMIRO DE FIGUEIREDO GOMES, Brazilian, divorced, administrator, bearer of Identity Card RG No. 52699074 SSP/SP, registered with the CPF/MF under No. 805.421.589-49, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as a member of the Board of Directors;

(iii)      Mr. JOSÉ GUIMARÃES MONFORTE, Brazilian, widowed, economist, bearer of Identity Card RG No. 4127063 SSP/SP, registered with the CPF/MF under No. 447.507.658-72, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

(iv)      Mr. JULIO CESAR DE QUEIROZ CAMPOS, Brazilian, married, engineer and administrator, bearer of Identity Card No. 13.685.283 SSP/SP, registered with the CPF/MF under No. 129.447.578-90, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

(v)        Mrs. LEILA ABRAHAM LORIA, Brazilian, married, administrator, bearer of Identity Card RG No. 31645393 IFP/RJ, registered with the CPF/MF under No. 375.862.707-91, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

(vi)      Mr. LEONARDO PORCIÚNCULA GOMES PEREIRA, Brazilian, married, production engineer and economist, bearer of Identity Card RG No. 040410961 IFP/RJ, registered with the CPF/MF under No. 606.399.897-72, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors;

(vii)     Mr. LUIZ NELSON GUEDES DE CARVALHO, Brazilian, married, economist, bearer of Identity Card No. 35610554 SSP/SP, registered with the CPF/MF under No. 027.891.838-72, with business address in the City of São Paulo, State of São

Paulo, on Avenida Prof. Luciano Gualberto, No. 908, Edifício FEA3, Cidade Universitária (USP), CEP 05508-010, as an independent member of the Board of Directors;

(viii)   Mr. OSCAR DE PAULA BERNARDES NETO, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 7158672 SSP/SP, registered with the CPF/MF under No. 037.057.307-20, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as an independent member of the Board of Directors; and

(ix)      Mr. PHILIPPE ALARCON, French, married, administrator, bearer of French passport No. 18FV13172, with business address at 148, rue de l'Université, CS 70638, 75345, Paris Cedex 07, as a member of the Board of Directors.

10.2.3.4        Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the classification of Messrs. Andiara Pedroso Petterle and Leila Abraham Loria and Messrs. José Guimarães Monforte, Julio Cesar de Queiroz Campos, Leonardo Gomes Porciúncula Pereira, Luiz Nelson Guedes de Carvalho and Oscar de Paula Bernardes Neto as independent members of the Company's Board of Directors, pursuant to Annex K of CVM Resolution 80, article 17 of the Novo Mercado Regulations and article 12, paragraph 2 of the Company's Bylaws.

The members of the Board of Directors elected herein will be invested in their respective positions by signing the respective instrument of investiture, which will occur within the legal term. Such instruments will be drawn up in the register of minutes of the Board of Directors, indicating that they have the necessary qualifications and comply with the requirements established in article 147 and paragraphs of the Brazilian Corporation Law, for the exercise of the respective positions, and that they do not have any legal impediment that impedes his election, pursuant to CVM Resolution 80.

10.2.3.5        Approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the election of Messrs. Oscar de Paula Bernardes Neto and José Guimarães Monforte, identified above, as Chairman and Vice-Chairman of the Company's Board of Directors, respectively, pursuant to article 8, item III of the Company's Bylaws.

10.2.4        Annual Global Compensation of the Company's Management: Reject, by majority vote of the shareholders holding common shares of the Company present at the Meeting, according to the voting map contained in Exhibit I to these minutes, the amount of the annual global compensation of up to R$101,589,325.36, distributed as follows: (i) for the Board of Executive Officers, up to R$75,825,552.87; and (ii) for the Board of Directors, up to R$25,200,444.49, emphasizing that the proposal considers the responsibilities of the managers, the time dedicated to the functions, the authority, the professional reputation and the value of their services in the market.

In view of the non-approval of the proposal for the global annual compensation of the management for the fiscal year 2023, as proposed above, by the shareholders present at the Meeting, it remains recorded that a new meeting of the Company's shareholders will be called in due course to resolve on the new complete compensation proposal of the management.

10.2.5        In addition, the receipt of a request for the installation of the Fiscal Council by shareholders representing more than two percent (2%) of the shares with voting rights was registered, as provided for in article 161, paragraph 2 of the Brazilian Corporation Law and in CVM Resolution 70 and nominations of candidates, which resulted in the following:

10.2.5.1. Initially, it was approved, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the definition of three (3) effective members to compose the Company's Fiscal Council and their respective alternates, pursuant to article 33 of the Company's Bylaws.

10.2.5.2. It was approved, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the election of the following members and respective alternates to compose the Company's Fiscal Council, for a unified term of office of one (1) year, until the Annual Shareholders' Meeting that will resolve on the Financial Statements for the fiscal year ending December 31, 2023:

(i)         Mr. Artemio Bertholini, Brazilian, married, accountant, bearer of Identity Card No. 3.638.656-X SSP-SP, registered with the CPF/MF under No. 095.365.318-87, resident and domiciled at Rua Sergipe, No. 627, Higienópolis, in the City of São Paulo, State of São Paulo, CEP 01243-001, as an effective member of the Fiscal Council, and Mr. Márcio Marcelo Belli, Brazilian, married, accountant, bearer of Identity Card No. 16384062, registered with the CPF/MF under No. 083.588.098-24, resident and domiciled at Rua Prefeito Francisco Vergueiro Porto, No. 310, Jardim das Rosas, in the City of Espírito Santo do Pinhal, State of São Paulo, CEP 13,990,000, as his respective alternate;

(ii)       Mr. Edison Carlos Fernandes, Brazilian, married, lawyer, bearer of Identity Card No. 17.462.539-X SSP/SP, registered with CPF/MF under No. 163.854.428-02, resident and domiciled at Rua Fabia, No. 800, apartment 61-A, in the City of São Paulo, State of São Paulo, CEP 05051-030, as effective member of the Fiscal Council, and Mr. Ricardo Julio Rodil, Argentinean, married, auditor, bearer of Identity Card RNM RG No. W044821-U, registered with the CPF under No. 766.812.708-91, resident and domiciled in the City of São Paulo, State of São Paulo, with address office at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as his respective alternate; and

(iii)      Mrs. Leda Maria Deiro Hahn, Brazilian, married, businesswoman, bearer of Identity Card No. 3.578.754, registered with the CPF/MF under No. 664.501.287-04, resident and domiciled at Rua Engenheiro Cortes Sigaud, No. 11, apartment 502, Bloco 2, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP 22450-150, as an

effective member of the Fiscal Council, and Mr. René de Medeiros Ribeiro Martins, Brazilian, married, economist, registered with the CPF/ME under No. 407.796.104-15, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as her respective alternate.

The members of the Fiscal Council elected herein will be invested in their positions by signing the respective instruments of investiture drawn up in the proper book within the legal term, having presented declarations that they meet the requirements set forth in article 162 of the Corporation Law, which will be filed at the headquarters of the Company.

In view of the installation of the Fiscal Council and the election of its members, to approve, by majority vote of the shareholders holding common shares of the Company present at the Meeting, registering the abstentions and contrary votes, according to the voting map contained in Exhibit I to these minutes, the individual compensation of the members of the Fiscal Council for the new term, corresponding to ten percent (10%) of the average compensation attributed to the Company's statutory Officers (benefits, representation allowances and profit sharing not included), as provided for in article 162, paragraph 3 of the Brazilian Corporation Law.

10.2.6        The Company informs that, in compliance with the provisions of article 289, paragraph 3 of the Brazilian Corporation Law, it will change the large circulation newspaper used by the Company for the legal publications determined by the Brazilian Corporation Law, so that it becomes the newspaper “O Estado de S. Paulo”, whose distribution is also nationwide, as was the newspaper used until then.

11.       Closing: In compliance with articles 22, paragraph 5 and 33, paragraph 4 of CVM Resolution 80, the total number of approvals, rejections and abstentions computed in the vote for each item on the agenda is indicated in Exhibit I to these minutes, which, for all purposes, shall be considered an integral part of these minutes. There being no further business to discuss and there being no other manifestation, the Meeting was adjourned and these minutes were drawn up and signed by the members of the Presiding Board. Shareholders who participated in the Meeting through the electronic system made available by the Company had their presence registered by the members of the Presiding Board and will be considered subscribers to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and to the Register of Attendance of Company Shareholders. Also, under the terms of article 130, paragraph 1 of the Brazilian Corporation Law, these minutes were drawn up in the form of a summary of the facts that occurred. Finally, the shareholders unanimously authorized the publication of these minutes with the omission of the shareholders' signatures, pursuant to article 130, paragraph 2 of the Brazilian Corporation Law.

Rio de Janeiro / RJ, April 27, 2023.

12.       Signatures: Board: Chairman: Daniela Sabbag Papa; and Secretary: Paula Magalhães.

Shareholders Attending the Annual Shareholders’ Meeting:

Attending shareholders:

LUCIANO DECOURT.

Represented by ALEXANDRE PEDERCINI ISSA:

HYDROCENTER VÁLV. TUBOS CONEXÕES LTDA.

Represented by BRUNO PINHEIRO LIMA RAPPARINI SOARES:

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, COUGAR MASTER FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL I LLC, DYNAMO BRASIL III LLC, DYNAMO BRASIL IX LLC, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL XIV LLC, DYNAMO BRASIL XV LP.

Represented by DEBORA DE SOUZA MORSCH:

ZENITH HAYP FUNDO DE INVESTIMENTO EM AÇÕES.

Represented by FLAVIO PROVENZANO MACHADO:

FP FOF OCCAM FIA, FP FOF OCCAM INSTITUCIONAL FIM, GERDAU PREVIDENCIA FIA 02, NUCLEOS I OCCAM FUNDO DE INVESTIMENTO MULTIMERCADO, NUCLEOS III OCCAM FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FI, OCCAM EQUITY HEDGE BP PREV FIFE FIM, OCCAM EQUITY HEDGE FIM, OCCAM FUNDO DE INVESTIMENTO DE ACOES, OCCAM INSTITUCIONAL FIM, OCCAM LONG & SHORT PLUS FIM, OCCAM LONG BIASED FIM, OCCAM MASTER ACOES PREVIDENCIARIO FI, OCCAM PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM PREVIDÊNCIA MASTER FIM, OCCAM PREVIDENCIA PLUS FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM RAZOR FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM RETORNO ABSOLUTO FIM, PITUBA FUNDO DE INVESTIMENTO EM ACOES.

Represented by GONZALO CONTRERAS INFANTE:

FONDO DE INVERSION BANCHILE LATAM QUITY, FONDO MUTUO BANCHILE INVERSION BRASIL.

Represented by GUILLAUME MIHAI MARIE JOSEPH MICHALOUX:

GÉANT INTERNATIONAL BV, SEGISOR, WILKES PARTICIPAÇÕES S.A.

Represented by ISABELLA COSTA ORCATTI DA FONSECA:

ITAÚ NAVI LONG SHORT PREVIDÊNCIA FIM, NAVI A PREVIDÊNCIA FI EM AÇÕES MASTER, NAVI B PREVIDÊNCIA FIFE MASTER FIA, NAVI COMPASS MATER FIA, NAVI CRUISE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI FENDER MASTER FIA, NAVI INSTITUCIONAL MASTER FIA, NAVI LONG BIASED MASTER FIM, NAVI LONG BIASED MASTER II FIM, NAVI LONG SHORT MASTER FIM, NAVI LONG SHORT PREVIDÊNCIA FIFE FIM CP, NAVI LONG SHORT XP SEGUROS PREVIDÊNCIA FIM.

Represented by MARCELO VITOR TONHÁ RODRIGUES:

ACACIA CONSERVATION FUND, LP, ACACIA DELAWARE BRAZIL I LLC, ACACIA II PARTNERS, LP, ACACIA INSTITUTIONAL PARTNERS, LP, ACACIA PARTNERS, LP, ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND LIMITED, ORBIS GLOBAL EQUITY LE FUND (AUSTRALIA REGISTERED), ORBIS INSTITUTIONAL GLOBAL EQUITY L.P., ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P., ORBIS INTERNATIONAL EQUITY L.P., ORBIS OEIC - GLOBAL BALANCED FUND, ORBIS OEIC - GLOBAL EQUITY

FUND, ORBIS OEIC GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL BALANCED FUND, ORBIS SICAV GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL EQUITY FUND, ORBIS SICAV INTERNATIONAL EQUITY FUND, POPLAR DELAWARE BRAZIL I LLC, WISHBONE DELAWARE BRAZIL I, LLC,

Represented by MICHELE DA SILVA GONSALES:

ABERDEEN LATIN AMERICAN INCOME FUND LLC, ABERDEEN STANDARD SICAV I - EMERGING MARKETS SUSTAINABLE EQUITY FUND, ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, ALQUITY SICAV - ALQUITY FUTURE WORLD FUND, AMSELECT - ROBECO GLOBAL EQUITY EMERGING, AMUNDI ESG GLOBAL LOW CARBON FUND, AMUNDI FUNDS, AMUNDI INDEX SOLUTIONS, BEST INVESTMENT CORPORATION, BESTINVER HEDGE VALUE FUND, F.I.L., BNP PARIBAS FUNDS EMERGING EQUITY, BNP PARIBAS FUNDS EMERGING MULTI-ASSET INCOME, CARMIGNAC PORTFOLIO - EMERGING DISCOVERY, CONSULTING GROUP CAPITAL MARKETS FUNDS - EMERGING MARKETS EQUITY FUND, FP CARMIGNAC EMERGING DISCOVERY, JP MORGAN CHASE BANK, LCL ACTIONS EMERGENTS, MOST DIVERSIFIED PORTFOLIO SICAV, PRIVILEDGE, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS.

Represented by NICOLE DECNOP LUND:

TRUXT LONG BIAS MASTER FIA, TRUXT LONG BIAS MASTER FIM, TRUXT LONG SHORT MASTER FIM.

Represented by PEDRO BLANC CEZAR DE ANDRADE:

TORK LO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TORK LONG ONLY MASTER FIA, TORK MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TORK MASTER FUNDO DE INVESTIMENTO EM AÇÕES III, TORK PREV FUNDO DE INVESTIMENTO EM AÇÕES FIFE.

Represented by RENATA NEPOMUCENO SILVA:

OPPORTUNITY AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES BDR NÍVEL I, OPPORTUNITY LÓGICA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, OPPORTUNITY LONG BIASED PREVIDÊNCIA MASTER FIM, OPPORTUNITY PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, OPPORTUNITY SELECTION MASTER FUNDO DE INVESTIMENTO EM AÇÕES, OPPORTUNITY TOTAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO.

Distance Voting Ballot (presence at the Annual Shareholders’ Meeting) – through the bookrunner

1895 FONDS FGR, A. D BUSINESS TRUST ALLIANCEBERNSTEIN F. I. SMALL CAP SERIES, ABERDEEN GLOBAL EQUITY FUND, ABERDEEN INTERNATIONAL EQUITY FUND, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABERDEEN LATIN AMERICAN EQUITY FUND, ABERDEEN STANDARD EMERGING OPPORTUNITIES FUND, ABS DIRECT EQUITY FUND LLC, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AEGON CUSTODY BV, AGFIQ EMERGING MARKETS EQUITY ETF, ÁGORA TOP 10 INDEX FIA, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ALLAN GRAY ORBIS BALANCED FUND, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMERICAN CENTURY RETIREMENT DATE TRUST, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING M S C F, AMERICAN HEART ASSOCIATION, INC., ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARIZONA PSPRS TRUST, ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P., ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., ASCENSION ALPHA FUND, LLC, ASTER INSTITUCIONAL A FIA, ASTER INSTITUCIONAL MASTER FIA, ASTER MASTER FIA G BDR NIVEL I, ASTER MATER FIA Q, AVADIS FUND, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA LIFE PENSIONS UK LIMITED, B-INDEX MORNINGSTAR BRASIL MOMENTO FUNDO DE INDICE, B-INDEX MORNINGSTAR BRASIL PESOS IGUAIS FUNDO DE INDICE, B-INDEX MORNINGSTAR SETORES DEFENSIVOS BRASIL FUNDO DE INDICE, BAHIA AM CÍCLOTRON MASTER FUNDO DE INVESTIMENTO MULTIMERCADO INVESTIME, BAHIA AM FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES, BAHIA AM II FUNDO DE INVESTIMENTO EM AÇÕES, BAHIA AM LONG BIASED MÁSTER FUNDO DE INVESTIMENTO MULTIMERCADO, BAHIA AM MARAÚ MASTER RV FUNDO DE INVESTIMENTO MULTIMERCADO, BAHIA AM MUTÁ MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, BAHIA AM PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, BAHIA AM SMID CAPS VALOR MASTER FUNDO DE INVESTIMENTO EM AÇÕES, BAHIA AM VALUATION MASTER FUNDO DE INVESTIMENTO EM AÇÕES, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BARTHE HOLDINGS LLC, BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASIAN DRAGON FUND, INC., BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK BALANCED CAPITAL FUND, INC., BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II, BLACKROCK EMERGING MARKETS COLLECTIVE FUND, BLACKROCK EMERGING MARKETS EX-CHINA FUND OF BLACKROCK FUNDS, BLACKROCK

EMERGING MARKETS FUND, INC., BLACKROCK FUNDS I ICAV, BLACKROCK GLOBAL FUNDS, BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE, BLACKROCK GLOBAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK INTERNATIONAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F, BLK MAGI FUND, BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO, BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BORDER TO COAST GLOBAL EQUITY ALPHA FUND, BOSTON PARTNERS EMERGING MARKETS FUND, BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND, BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, BRADESCO FIA DE IE APOEMA, BRADESCO FIA IBOVESPA PLUS, BRADESCO FIA IBRX MULTIPATROCINADO, BRADESCO FIA INSTITUCIONAL IBRX ATIVO, BRADESCO FIA IS SUSTENT EMPRESARIAL, BRADESCO FIA MASTER IBOVESPA, BRADESCO FIA MASTER IBRX, BRADESCO FIA MASTER PREVIDENCIA, BRADESCO FIA MID SMALL CAPS, BRADESCO FIA SALUBRE, BRADESCO FIA SMART ALLOCATION, BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA AT, BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO, BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL, BRADESCO H FI EM ACOES IBOVESPA, BRADESCO H FUNDO DE INVESTIMENTO DE AÇÕES IS SRI, BRADESCO PRIVATE FIA IBOVESPA ATIVO, BRADESCO SAUDE S/A, BRADESCO TIGER FUNDO DE INVESTIMENTO EM AÇOES, BRADESCO VIDA E PREVIDENCIA S/A, BRADSEG PARTICIPACOES S.A., BRAM ALOCAÇÃO SISTEMÁTICA FIA BRASIL, BRAM FIA IBOVESPA ATIVO, BRAM FIA IBRX ATIVO, BRAM FUNDO DE IA IS SUSTENTABILIDADE EMPRESARIAL 2, BRAM FUNDO DE INVESTIMENTO EM ACOES, BRAM FUNDO DE INVESTIMENTO EM ACOES CRESCIMENTO, BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA, BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50, BRAM H FI EM ACOES IBOVESPA GESTAO, BRAM H FI EM ACOES PASSIVO IBRX, BRAM H FIA INSTITUCIONAL, BRANDES EMERGING MARKETS VALUE FUND, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BRASIL WA FIA, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC HEALTH EAST RESTATED MASTER RETIREMENT TRUST, CC AND L Q 140-40 FUND, CCL Q EMERGING MARKETS EQUITY FUND, CCL Q

EMERGING MARKETS EQUITY FUND LP, CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II, CDN ACWI ALPHA TILTS FUND, CHALLENGE FUNDS, CHEVRON UK PENSION PLAN, CIBC EMERGING MARKETS EQUITY INDEX ETF, CIBC EMERGING MARKETS INDEX FUND, CIFM GLOBAL EMERGING MARKETS FUND, CITI RETIREMENT SAVINGS PLAN, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COLUMBIA EMERGING MARKETS EQUITY PRIVATE (MASTER) FUND, COLUMBIA EMERGING MARKETS FUND, COLUMBIA GLOBAL OPPORTUNITIES FUND, COLUMBIA TRUST EMERGING MARKETS EQUITY FUND, COLUMBIA TRUST EMERGING MARKETS OPPORTUNITY FUND, COLUMBIA VARIABLE PORTFOLIO -EMERGING MARKETS FUND, COMMINGLED P T F (EM M E) OF JP M CHASE BANK, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN, COMMONWEALTH BANK GROUP SUPER, COMMONWEALTH GLOBAL SHARE FUND 16, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT SHAREHOLDERS’ LIFE INSURANCE COMPANY, CONSTELLATION 100 PREV FIM FIFE, CONSTELLATION 70 PREVIDENCIA FI PREV. MULTI, CONSTELLATION BP 100 PREV. FIA FIFE, CONSTELLATION BRADESCO 100 FIFE FIA, CONSTELLATION CAMBARÁ FUNDO DE INVESTIMENTO EM AÇÕES, CONSTELLATION FAMÍLIA PREVIDÊNCIA FIA, CONSTELLATION ICATU 70 PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSTELLATION INSTITUCIONAL BR FIA, CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES, CONSTELLATION QUALIFICADO MASTER FIA, CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CPPIB MAP CAYMAN SPC, CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR FOR WLD LOW VOL S-M C E F, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, DELA DEPOSITARY ASSET MANAGEMENT B.V., DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN, DWS INVEST LATIN AMERICAN EQUITIES, DWS LATIN AMERICA EQUITY FUND, EASTSPRING INVESTMENTS, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, EM BRAZIL TRADING 2 LLC, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS EQUITY

FUND, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS STOCK COMMON TRUST FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, ESKOM PENSION AND PROVIDENT FUND, ETF BRADESCO IBOVESPA FUNDO DE INDICE, EUROPEAN CENTRAL BANK, EVOLVE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVEST TRUST LATIN AMERICA FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST BICK INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST INTERNATIONAL IPO ETF, FIS GROUP COLLECTIVE INVESTMENT TRUST, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FONDO CONSOLIDADO DE RESERVAS PREVISIONALES, FP BAHIA AM TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FUNDAMENTAL LOW V I E M EQUITY, FUNDO DE INVESTIMENTO EM AÇÕES GUAXE MASTER, FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157, FUNDO DE INVESTIMENTO EM AÇÕES IS MÁSTER PREVIDÊNCIA ESG, FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV SMALL CAPS PLUS, FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTE, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, SHAREHOLDERS’ ORGANISATION FOR SOCIAL INSURANCE, SHAREHOLDERS’ PENSION AND SOCIAL SECURITY AUTHORITY, GLOBAL ALPHA TILTS FUND A, GLOBAL ALPHA TILTS FUND B, GLOBAL EMERGING MARKETS BALANCE PORTFOLIO, GLOBAL IMPACT COLLECTIVE FUND B, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E MARKETS EQ PORTFOLIO, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST GOLD. SACHS EM MKT EQ F, GOVERNMENT OF SINGAPORE, GUIDEMARK EMERGING MARKETS FUND, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, H.E.S.T. AUSTRALIA LIMITED, HARRIS FAMILY FOUNDATION, HARTFORD SCHRODERS DIVERSIFIED EMERGING MARKETS FU, HOOSIC RIVER CAPITAL DEVELOPING WORLD LP, HOSTPLUS POOLED SUPERANNUATION TRUST,

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IBM 401 (K) PLUS PLAN, ICATU HARTFORD APOS, IG JPMORGAN EMERGING MARKETS FUND, IMCO EMERGING MARKETS PUBLIC EQUITY LP, IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, INTERNATIONAL EQUITIES B UNIT TRUST, INTERNATIONAL EQUITY FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESCO PUREBETASM FTSE EMERGING MARKETS ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, INVESTORS GROUP CORPORATE CLASS INC, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES PUBLIC LIMITED COMPANY, ITAU FUNDS - LATIN AMERICA EQUITY FUND, IU WA CORPORATE RV 25 FIM, IVESCO FTSE RAFI EMERGING MARKETS ETF, JANA EMERGING MARKETS SHARE TRUST, JGP B PREVIDENCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FUNDO DE INVESTIMENTO EM AÇ, JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO, JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JJSP FUND III MULTIMERCA, JNL EMERGING MARKETS INDEX FUND, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JPMORGAN EMERGING MARKETS EQUITY CORE ETF, JPMORGAN FUNDS, JPMORGAN

SAR GLOBAL EMERGING MARKETS FUND, KAPITALFORENINGEN DANSKE INVEST INSTITUTIONAL AFDE, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LEGAL SHAREHOLDERS’ CCF, LEGAL SHAREHOLDERS’ COLLECTIVE INVESTMENT TRUST, LEGAL SHAREHOLDERS’ GLOBAL EMERGING MARKETS INDEX FUND, LEGAL SHAREHOLDERS’ GLOBAL EQUITY INDEX FUND, LEGAL SHAREHOLDERS’ SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL & SHAREHOLDERS’ FUTURE WORLD ESG EMERGING MARKETS, LEGAL & SHAREHOLDERS’ ICAV, LEGAL & SHAREHOLDERS’ INTERNATIONAL INDEX TRUST, LEGAL AND SHAREHOLDERS’ ASSURANCE PENSIONS MNG LTD, LEGAL AND SHAREHOLDERS’ ASSURANCE SOCIETY LIMITED, LEGG MASON LONG & SHORT M, LGIASUPER TRUSTEE, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LM VALUATION FIA, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MANAGED PENSION FUNDS LIMITED, MAPLE-BROWN ABBOTT GLOBAL EMERGING MARKETS EQUITY, MBB PUBLIC MARKETS I LLC, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, MERRILL LYNCH INVESTMENT MANAGERS LIMITED, METLIFE FIA, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, MFS INTERNATIONAL NEW DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND, MINISTRY OF ECONOMY AND FINANCE, MIRABAUD - EQUITIES GLOBAL EMERGING MARKETS, MISSOURI EDUCATION PENSION TRUST, MOBIUS LIFE LIMITED, MOMENTUM GLOBAL FUNDS, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EQUITY INDEX FUND B - BRAZIL, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, MULTI-MANAGER INVESTMENT PROGRAMMES PCC LIMITED GLOBAL EQUIT, MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST, MULTIPREV FIA, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL EMPLOYMENT SAVINGS TRUST, NEI NORTHWEST EMERGING MARKETS FUND, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE COMMON RETIREMENT FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY

INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, ONTARIO TEACHERS PENSION PLAN BOARD, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PANAGORA GROUP TRUST, PARADICE GLOBAL SMALL CAP FUND, PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS, POOL REINSURANCE COMPANY LIMITED, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PREVIHONDA SOCIEDADE DE, PRINCIPAL INTERNATIONAL EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC SECTOR PENSION INVESTMENT BOARD, QIC INTERNATIONAL EQUITIES FUND, QIC LISTED EQUITIES FUND, QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP, ROBECO CAPITAL GROWTH FUNDS, ROBECO EMERGING MARKETS EQUITIES CIT, ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II, SANTANDER SICAV, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND, SCHRODER INTERNATIONAL SELECTION FUND, SCHWAB EMERGING MARKETS EQUITY ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, SEI INST INT TRUST EM MKTS EQUITY FUND, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, SHELL FOUNDATION, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SKAGEN KON-TIKI VERDIPAPIRFOND, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARINVEST SICAV, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR SP EMERGING MARKETS FUND, SPP AKTIEINDEXFOND GLOBAL, SPP EMERGING MARKETS PLUS, SPP EMERGING MARKETS SRI, SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STANLIB FUNDS LIMITED, STATE OF MINNESOTA STATE

EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STICHITING BLUE SKY ACT EQ EM MK GL FUND, STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS PGB, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, STICHTING SHELL PENSIOENFONDS, STOREBRAND SICAV, SUN AMERICA SERIES TRUST-EMERGING MARKETS POR, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SUNCORP GROUP GLOBAL EQUITIES TRUST, SUNSUPER SUPERANNUATION FUND, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, TEXAS PERMANENT SCHOOL FUND CORPORATION, TFL TRUSTEE COMPANY LIMITED, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE EMERGING M.S. OF THE DFA I.T.CO., THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD, THE MONETARY AUTHORITY OF SINGAPORE, THE MULTIPLE ASSETS INVESTMENT COMPANY, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE SHELL CONTRIBUTORY PENSION FUND, THE STATE

TEACHERS RETIREMENT SYSTEM OF OHIO, THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND, THORNBURG DEVELOPING WORLD FUND, THORNBURG GLOBAL INVESTMENT PLC- THORNBURG DEVELOPING W F, THORNBURG SUMMIT FUND, THREADNEEDLE (LUX), THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, THREADNEEDLE SPECIALIST INV F ICVC - GL EM M E FUND, THREAFNEEDLE PENSIONS LIMITED, THREE MILE ISLAND UNIT ONE QUALIFIED FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOBAM EMERGING MARKETS FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRINITY COLLEGE CAMBRIDGE, TRINITY HEALTH CORPORATION, TRINITY HEALTH PENSION PLAN, TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO), TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS UNC FUND A SUB FUND OF TT INT FUNDS PLC, TT SUSTAINABLE EM EQUITY FUND, A SUB FUND OF TT IN, TYLER FINANCE LLC, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, UTAH STATE RETIREMENT SYSTEMS, UTIMCO SP II LLC, VALIC COMPANY I - EMERGING ECONOMIES FUND, VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEK, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VIA AM SICAV, VICTORIAN FUNDS MAN C A T F V E M T, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, WA EMPRESARIAL FIA, WA IBOVESPA ATIVO FIA, WA LONG & SHORT MACRO FIM, WA PREV IBRX ALPHA MASTER, WA PREV IBRX ATIVO ACOES, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES RETIREMENT PLAN, WISDOMTREE EMERGING MARKETS EX-CHINA FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND, WM POOL - EQUITIES TRUST NO 74, XTRACKERS, XTRACKERS (IE)

PUBLIC LIMITED COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ZURICH FINANCIAL SERVICES UK PENSION SCHEME.

Shareholders present at the Extraordinary Shareholders’ Meeting:

Shareholders present:

LUCIANO DECOURT.

Represented by ALEXANDRE PEDERCINI ISSA:

HYDROCENTER VÁLV. TUBOS CONEXÕES LTDA.

Represented by BRUNO PINHEIRO LIMA RAPPARINI SOARES:

ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, COUGAR MASTER FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL I LLC, DYNAMO BRASIL III LLC, DYNAMO BRASIL IX LLC, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL XIV LLC, DYNAMO BRASIL XV LP.

Represented by DEBORA DE SOUZA MORSCH:

ZENITH HAYP FUNDO DE INVESTIMENTO EM AÇÕES.

Represented by FLAVIO PROVENZANO MACHADO:

FP FOF OCCAM FIA, FP FOF OCCAM INSTITUCIONAL FIM, GERDAU PREVIDENCIA FIA 02, NUCLEOS I OCCAM FUNDO DE INVESTIMENTO MULTIMERCADO, NUCLEOS III OCCAM FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FI, OCCAM EQUITY HEDGE BP PREV FIFE FIM, OCCAM EQUITY HEDGE FIM, OCCAM FUNDO DE INVESTIMENTO DE ACOES, OCCAM INSTITUCIONAL FIM, OCCAM LONG & SHORT PLUS FIM, OCCAM LONG BIASED FIM, OCCAM MASTER ACOES PREVIDENCIARIO FI, OCCAM PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM PREVIDÊNCIA MASTER FIM, OCCAM PREVIDENCIA PLUS FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM RAZOR FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM RETORNO ABSOLUTO FIM, PITUBA FUNDO DE INVESTIMENTO EM ACOES,

Represented by GONZALO CONTRERAS INFANTE:

FONDO DE INVERSION BANCHILE LATAM QUITY, FONDO MUTUO BANCHILE INVERSION BRASIL.

Represented by GUILLAUME MIHAI MARIE JOSEPH MICHALOUX:

GÉANT INTERNATIONAL BV, SEGISOR, WILKES PARTICIPAÇÕES S.A.

Represented by ISABELLA COSTA ORCATTI DA FONSECA:

ITAÚ NAVI LONG SHORT PREVIDÊNCIA FIM, NAVI A PREVIDÊNCIA FI EM AÇÕES MASTER, NAVI B PREVIDÊNCIA FIFE MASTER FIA, NAVI COMPASS MATER FIA, NAVI CRUISE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, NAVI FENDER MASTER FIA, NAVI INSTITUCIONAL MASTER FIA, NAVI LONG BIASED MASTER FIM, NAVI LONG BIASED MASTER II FIM, NAVI LONG SHORT MASTER FIM, NAVI LONG SHORT PREVIDÊNCIA FIFE FIM CP, NAVI LONG SHORT XP SEGUROS PREVIDÊNCIA FIM.

Represented by MARCELO VITOR TONHÁ RODRIGUES:

ACACIA CONSERVATION FUND, LP, ACACIA DELAWARE BRAZIL I LLC, ACACIA II PARTNERS, LP, ACACIA INSTITUTIONAL PARTNERS, LP, ACACIA PARTNERS, LP, ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND (AUSTRALIA REGISTERED), ORBIS GLOBAL EQUITY FUND LIMITED, ORBIS GLOBAL EQUITY LE FUND (AUSTRALIA REGISTERED), ORBIS INSTITUTIONAL GLOBAL EQUITY L.P., ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P., ORBIS INTERNATIONAL EQUITY L.P., ORBIS OEIC - GLOBAL BALANCED FUND, ORBIS OEIC - GLOBAL EQUITY FUND, ORBIS OEIC GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL BALANCED FUND, ORBIS SICAV GLOBAL CAUTIOUS FUND, ORBIS SICAV GLOBAL EQUITY FUND, ORBIS SICAV INTERNATIONAL EQUITY FUND, POPLAR DELAWARE BRAZIL I LLC, WISHBONE DELAWARE BRAZIL I, LLC.

Represented by MICHELE DA SILVA GONSALES:

ABERDEEN LATIN AMERICAN INCOME FUND LLC, ABERDEEN STANDARD SICAV I - EMERGING MARKETS SUSTAINABLE EQUITY FUND, ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, ALQUITY SICAV - ALQUITY FUTURE WORLD FUND, AMSELECT - ROBECO GLOBAL EQUITY EMERGING, AMUNDI ESG GLOBAL LOW CARBON FUND, AMUNDI FUNDS, AMUNDI INDEX SOLUTIONS, BEST INVESTMENT CORPORATION, BESTINVER HEDGE VALUE FUND, F.I.L., BNP PARIBAS FUNDS EMERGING EQUITY, BNP PARIBAS FUNDS EMERGING MULTI-ASSET INCOME, CARMIGNAC PORTFOLIO - EMERGING DISCOVERY, CONSULTING GROUP CAPITAL MARKETS FUNDS - EMERGING MARKETS EQUITY FUND, FP CARMIGNAC EMERGING DISCOVERY, JP MORGAN CHASE BANK, LCL ACTIONS EMERGENTS, MOST

DIVERSIFIED PORTFOLIO SICAV, PRIVILEDGE, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS.

Represented by NICOLE DECNOP LUND:

TRUXT LONG BIAS MASTER FIA, TRUXT LONG BIAS MASTER FIM, TRUXT LONG SHORT MASTER FIM.

Represented by PEDRO BLANC CEZAR DE ANDRADE:

TORK LO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TORK LONG ONLY MASTER FIA, TORK MASTER FUNDO DE INVESTIMENTO EM AÇÕES, TORK MASTER FUNDO DE INVESTIMENTO EM AÇÕES III, TORK PREV FUNDO DE INVESTIMENTO EM AÇÕES FIFE.

Represented by RENATA NEPOMUCENO SILVA:

OPPORTUNITY AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES BDR NÍVEL I, OPPORTUNITY LÓGICA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, OPPORTUNITY LONG BIASED PREVIDÊNCIA MASTER FIM, OPPORTUNITY PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, OPPORTUNITY SELECTION MASTER FUNDO DE INVESTIMENTO EM AÇÕES, OPPORTUNITY TOTAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO.

Distance Voting Ballot (presence at the Annual Shareholders’ Meeting) – through the bookrunner

1895 FONDS FGR, A. D BUSINESS TRUST ALLIANCEBERNSTEIN F. I. SMALL CAP SERIES, ABERDEEN GLOBAL EQUITY FUND, ABERDEEN INTERNATIONAL EQUITY FUND, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ABERDEEN LATIN AMERICAN EQUITY FUND, ABERDEEN STANDARD EMERGING OPPORTUNITIES FUND, ABS DIRECT EQUITY FUND LLC, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADASINA SOCIAL JUSTICE ALL CAP GLOBAL ETF, AEGON CUSTODY BV, AGFIQ EMERGING MARKETS EQUITY ETF, ÁGORA TOP 10 INDEX FIA, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ALLAN GRAY ORBIS BALANCED FUND, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMERICAN CENTURY RETIREMENT DATE TRUST, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND, AMERICAN CENTURY WORLD MUTUAL FUNDS, INC. - EMERGING M S C F, AMERICAN

HEART ASSOCIATION, INC., ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ARIZONA PSPRS TRUST, ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P., ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., ASCENSION ALPHA FUND, LLC, ASTER INSTITUCIONAL A FIA, ASTER INSTITUCIONAL MASTER FIA, ASTER MASTER FIA G BDR NIVEL I, ASTER MATER FIA Q, AVADIS FUND, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA LIFE PENSIONS UK LIMITED, B-INDEX MORNINGSTAR BRASIL MOMENTO FUNDO DE INDICE, B-INDEX MORNINGSTAR BRASIL PESOS IGUAIS FUNDO DE INDICE, B-INDEX MORNINGSTAR SETORES DEFENSIVOS BRASIL FUNDO DE INDICE, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BARTHE HOLDINGS LLC, BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASIAN DRAGON FUND, INC., BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK BALANCED CAPITAL FUND, INC., BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II, BLACKROCK EMERGING MARKETS COLLECTIVE FUND, BLACKROCK EMERGING MARKETS EX-CHINA FUND OF BLACKROCK FUNDS, BLACKROCK EMERGING MARKETS FUND, INC., BLACKROCK FUNDS I ICAV, BLACKROCK GLOBAL FUNDS, BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE, BLACKROCK GLOBAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK INTERNATIONAL IMPACT FUND OF BLACKROCK FUNDS, BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F, BLK MAGI FUND, BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO, BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BORDER TO COAST GLOBAL EQUITY ALPHA FUND, BOSTON PARTNERS EMERGING MARKETS FUND, BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND, BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, BRADESCO FIA DE IE APOEMA, BRADESCO FIA IBOVESPA PLUS, BRADESCO FIA IBRX MULTIPATROCINADO, BRADESCO FIA INSTITUCIONAL IBRX ATIVO, BRADESCO FIA IS SUSTENT EMPRESARIAL, BRADESCO FIA MASTER IBOVESPA, BRADESCO FIA MASTER IBRX, BRADESCO FIA MASTER PREVIDENCIA, BRADESCO FIA MID SMALL CAPS, BRADESCO FIA SALUBRE, BRADESCO FIA SMART ALLOCATION, BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA AT, BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO, BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL, BRADESCO H FI EM

ACOES IBOVESPA, BRADESCO H FUNDO DE INVESTIMENTO DE AÇÕES IS SRI, BRADESCO PRIVATE FIA IBOVESPA ATIVO, BRADESCO SAUDE S/A, BRADESCO TIGER FUNDO DE INVESTIMENTO EM AÇOES, BRADESCO VIDA E PREVIDENCIA S/A, BRADSEG PARTICIPACOES S.A., BRAM ALOCAÇÃO SISTEMÁTICA FIA BRASIL, BRAM FIA IBOVESPA ATIVO, BRAM FIA IBRX ATIVO, BRAM FUNDO DE IA IS SUSTENTABILIDADE EMPRESARIAL 2, BRAM FUNDO DE INVESTIMENTO EM ACOES, BRAM FUNDO DE INVESTIMENTO EM ACOES CRESCIMENTO, BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA, BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50, BRAM H FI EM ACOES IBOVESPA GESTAO, BRAM H FI EM ACOES PASSIVO IBRX, BRAM H FIA INSTITUCIONAL, BRANDES EMERGING MARKETS VALUE FUND, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BRASIL WA FIA, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC HEALTH EAST RESTATED MASTER RETIREMENT TRUST, CC AND L Q 140-40 FUND, CCL Q EMERGING MARKETS EQUITY FUND, CCL Q EMERGING MARKETS EQUITY FUND LP, CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II, CDN ACWI ALPHA TILTS FUND, CHALLENGE FUNDS, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CHEVRON UK PENSION PLAN, CIBC EMERGING MARKETS EQUITY INDEX ETF, CIBC EMERGING MARKETS INDEX FUND, CIFM GLOBAL EMERGING MARKETS FUND, CITI RETIREMENT SAVINGS PLAN, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BTG PREVIDENCIA FIM, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS PREVIDENCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTI, CLARITAS QUANT MASTER FIM, CLARITAS QUANT MASTER II FIA, CLARITAS VALOR INSTITUCIONAL II FIA, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COLUMBIA EMERGING

MARKETS EQUITY PRIVATE (MASTER) FUND, COLUMBIA EMERGING MARKETS FUND, COLUMBIA GLOBAL OPPORTUNITIES FUND, COLUMBIA TRUST EMERGING MARKETS EQUITY FUND, COLUMBIA TRUST EMERGING MARKETS OPPORTUNITY FUND, COLUMBIA VARIABLE PORTFOLIO -EMERGING MARKETS FUND, COMMINGLED P T F (EM M E) OF JP M CHASE BANK, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN, COMMONWEALTH BANK GROUP SUPER, COMMONWEALTH GLOBAL SHARE FUND 16, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT SHAREHOLDERS’ LIFE INSURANCE COMPANY, CONSTELLATION 100 PREV FIM FIFE, CONSTELLATION 70 PREVIDENCIA FI PREV. MULTI, CONSTELLATION BP 100 PREV. FIA FIFE, CONSTELLATION BRADESCO 100 FIFE FIA, CONSTELLATION CAMBARÁ FUNDO DE INVESTIMENTO EM AÇÕES, CONSTELLATION FAMÍLIA PREVIDÊNCIA FIA, CONSTELLATION ICATU 70 PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CONSTELLATION INSTITUCIONAL BR FIA, CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES, CONSTELLATION QUALIFICADO MASTER FIA, CONSTELLATION SULAMERICA PREV FUNDO DE INVESTIMENTO MULTIMERCADO, CPPIB MAP CAYMAN SPC, CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., CUSTODY BANK OF JAPAN, LTD. AS TR FOR WLD LOW VOL S-M C E F, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, DELA DEPOSITARY ASSET MANAGEMENT B.V., DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN, DWS INVEST LATIN AMERICAN EQUITIES, DWS LATIN AMERICA EQUITY FUND, EASTSPRING INVESTMENTS, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, EM BRAZIL TRADING 2 LLC, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, EMERGING MARKETS EQUITY FUND, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS STOCK COMMON TRUST FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, ESKOM PENSION AND PROVIDENT FUND, ETF BRADESCO IBOVESPA FUNDO DE INDICE, EUROPEAN CENTRAL BANK, EVOLVE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FAROL FUNDO DE INVESTIMENTO EM ACOES, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVEST TRUST LATIN AMERICA FUND,

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST BICK INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST INTERNATIONAL IPO ETF, FIS GROUP COLLECTIVE INVESTMENT TRUST, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FONDO CONSOLIDADO DE RESERVAS PREVISIONALES, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, FUNDAMENTAL LOW V I E M EQUITY, FUNDO DE INVESTIMENTO EM AÇÕES GUAXE MASTER, FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157, FUNDO DE INVESTIMENTO EM AÇÕES IS MÁSTER PREVIDÊNCIA ESG, FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV SMALL CAPS PLUS, FUNDO DE INVESTIMENTO MULTIMERCADO COLISEU, FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTE, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, FUTURE FUND BOARD OF GUARDIANS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, SHAREHOLDERS’ ORGANISATION FOR SOCIAL INSURANCE, SHAREHOLDERS’ PENSION AND SOCIAL SECURITY AUTHORITY, GLOBAL ALPHA TILTS FUND A, GLOBAL ALPHA TILTS FUND B, GLOBAL EMERGING MARKETS BALANCE PORTFOLIO, GLOBAL IMPACT COLLECTIVE FUND B, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS FUNDS - GOLDMAN SACHS E MARKETS EQ PORTFOLIO, GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKE, GOLDMAN SACHS TRUST GOLD. SACHS EM MKT EQ F, GOVERNMENT OF SINGAPORE, GUIDEMARK EMERGING MARKETS FUND, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, H.E.S.T. AUSTRALIA LIMITED, HARRIS FAMILY FOUNDATION, HARTFORD SCHRODERS DIVERSIFIED EMERGING MARKETS FU, HOOSIC RIVER CAPITAL DEVELOPING WORLD LP, HOSTPLUS POOLED SUPERANNUATION TRUST, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IBM 401 (K) PLUS PLAN, ICATU HARTFORD APOS, IG JPMORGAN EMERGING MARKETS FUND, IMCO EMERGING MARKETS PUBLIC EQUITY LP, IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, INTERNATIONAL EQUITIES B UNIT TRUST, INTERNATIONAL EQUITY FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESCO PUREBETASM FTSE EMERGING MARKETS ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL,

INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS, INVESTORS GROUP CORPORATE CLASS INC, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES PUBLIC LIMITED COMPANY, ITAU FUNDS - LATIN AMERICA EQUITY FUND, IU WA CORPORATE RV 25 FIM, IVESCO FTSE RAFI EMERGING MARKETS ETF, JANA EMERGING MARKETS SHARE TRUST, JGP B PREVIDENCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FUNDO DE INVESTIMENTO EM AÇ, JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO, JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP MAX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP STRATEGY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JJSP FUND III MULTIMERCA, JNL EMERGING MARKETS INDEX FUND, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JPMORGAN EMERGING MARKETS EQUITY CORE ETF, JPMORGAN FUNDS, JPMORGAN SAR GLOBAL EMERGING MARKETS FUND, KAPITALFORENINGEN DANSKE INVEST INSTITUTIONAL AFDE, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LEGAL SHAREHOLDERS’ CCF, LEGAL SHAREHOLDERS’ COLLECTIVE INVESTMENT TRUST, LEGAL SHAREHOLDERS’ GLOBAL EMERGING MARKETS INDEX FUND, LEGAL SHAREHOLDERS’ GLOBAL EQUITY INDEX FUND, LEGAL SHAREHOLDERS’ SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL & SHAREHOLDERS’ FUTURE WORLD ESG EMERGING MARKETS, LEGAL & SHAREHOLDERS’ ICAV, LEGAL & SHAREHOLDERS’ INTERNATIONAL INDEX TRUST, LEGAL AND SHAREHOLDERS’ ASSURANCE PENSIONS MNG LTD, LEGAL AND

SHAREHOLDERS’ ASSURANCE SOCIETY LIMITED, LEGG MASON LONG & SHORT M, LGIASUPER TRUSTEE, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LM VALUATION FIA, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MANAGED PENSION FUNDS LIMITED, MAPLE-BROWN ABBOTT GLOBAL EMERGING MARKETS EQUITY, MBB PUBLIC MARKETS I LLC, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), MEDIOLANUM BEST BRANDS - MEDIOLANUM GLOBAL IMPACT, MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, MERRILL LYNCH INVESTMENT MANAGERS LIMITED, METLIFE FIA, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, MFS INTERNATIONAL NEW DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DISCOVERY FUND, MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND, MINISTRY OF ECONOMY AND FINANCE, MIRABAUD - EQUITIES GLOBAL EMERGING MARKETS, MISSOURI EDUCATION PENSION TRUST, MOBIUS LIFE LIMITED, MOMENTUM GLOBAL FUNDS, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MSCI EQUITY INDEX FUND B - BRAZIL, MTR TRUST BK OF JPN, LTD, AS T OF JMP EMER MKT QUANT VL MO F, MULTI-MANAGER INVESTMENT PROGRAMMES PCC LIMITED GLOBAL EQUIT, MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST, MULTIPREV FIA, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL EMPLOYMENT SAVINGS TRUST, NEI NORTHWEST EMERGING MARKETS FUND, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE COMMON RETIREMENT FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NOMURA FUNDS IRELAND PLC - AMERICAN CENTURY EMERGI, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, ONTARIO TEACHERS PENSION PLAN BOARD, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, PACIFIC SELECT FUND - PD EMERGING MARKETS

PORTFOLIO, PANAGORA GROUP TRUST, PARADICE GLOBAL SMALL CAP FUND, PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PARAMETRIC TMEMC FUND, LP, PEOPLE S BANK OF CHINA, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS, POOL REINSURANCE COMPANY LIMITED, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PREVIHONDA SOCIEDADE DE, PRINCIPAL INTERNATIONAL EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC SECTOR PENSION INVESTMENT BOARD, QIC INTERNATIONAL EQUITIES FUND, QIC LISTED EQUITIES FUND, QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP, ROBECO CAPITAL GROWTH FUNDS, ROBECO EMERGING MARKETS EQUITIES CIT, ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II, SANTANDER SICAV, SAS TRUSTEE CORPORATION POOLED FUND, SBC MASTER PENSION TRUST, SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND, SCHRODER INTERNATIONAL SELECTION FUND, SCHWAB EMERGING MARKETS EQUITY ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, SEI INST INT TRUST EM MKTS EQUITY FUND, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, SHELL FOUNDATION, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SKAGEN KON-TIKI VERDIPAPIRFOND, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARINVEST SICAV, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, SPDR SP EMERGING MARKETS FUND, SPP AKTIEINDEXFOND GLOBAL, SPP EMERGING MARKETS PLUS, SPP EMERGING MARKETS SRI, SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STANLIB FUNDS LIMITED, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE OF WYOMING, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STICHITING BLUE SKY ACT EQ EM MK GL FUND, STICHTING

CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS PGB, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, STICHTING SHELL PENSIOENFONDS, STOREBRAND SICAV, SUN AMERICA SERIES TRUST-EMERGING MARKETS POR, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SUNCORP GROUP GLOBAL EQUITIES TRUST, SUNSUPER SUPERANNUATION FUND, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, TACAMI FIM PREVIDENCIARIO, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, TEXAS PERMANENT SCHOOL FUND CORPORATION, TFL TRUSTEE COMPANY LIMITED, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE PENSION PROTECTION FUND, THE EMERGING M.S. OF THE DFA I.T.CO., THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD, THE MONETARY AUTHORITY OF SINGAPORE, THE MULTIPLE ASSETS INVESTMENT COMPANY, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE SHELL CONTRIBUTORY PENSION FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND, THORNBURG DEVELOPING WORLD FUND, THORNBURG GLOBAL INVESTMENT PLC- THORNBURG DEVELOPING W F, THORNBURG SUMMIT FUND, THREADNEEDLE (LUX), THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, THREADNEEDLE SPECIALIST INV F ICVC - GL EM M E FUND, THREAFNEEDLE PENSIONS LIMITED, THREE MILE ISLAND UNIT ONE QUALIFIED FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOBAM EMERGING MARKETS FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRINITY COLLEGE

CAMBRIDGE, TRINITY HEALTH CORPORATION, TRINITY HEALTH PENSION PLAN, TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO), TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED, TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED, TT EMERGING MARKETS UNC FUND A SUB FUND OF TT INT FUNDS PLC, TT SUSTAINABLE EM EQUITY FUND, A SUB FUND OF TT IN, TYLER FINANCE LLC, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, UPS GROUP TRUST, UTAH STATE RETIREMENT SYSTEMS, UTIMCO SP II LLC, VALIC COMPANY I - EMERGING ECONOMIES FUND, VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD ESG INTERNATIONAL, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEK, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VIA AM SICAV, VICTORIAN FUNDS MAN C A T F V E M T, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, WA EMPRESARIAL FIA, WA IBOVESPA ATIVO FIA, WA LONG & SHORT MACRO FIM, WA PREV IBRX ALPHA MASTER, WA PREV IBRX ATIVO ACOES, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES RETIREMENT PLAN, WISDOMTREE EMERGING MARKETS EX-CHINA FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND, WM POOL - EQUITIES TRUST NO 74, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ZURICH FINANCIAL SERVICES UK PENSION SCHEME.

Conforms with the original minutes drawn up in the proper book.

_____________________________ Daniela Sabbag Papa Chairman of the Board	_____________________________ Paula Magalhães Board Secretary

Annex 1

Final Voting Statement

Annual and Extraordinary Shareholders’ Meeting of Sendas Distribuidora S.A. held on 27 de april, 2023

Extraordinary Shareholders’ Meeting:

Resolution	Resolution Vote	No. Of Shares (ON)[1]
1. Resolve on the following amendments of the Company´s Bylaws: (a) article 4, caput to update the Company's fully subscribed and paid-in share capital, due to the capital increase approved at the Board of Directors´ meeting; (b) inclusion of the paragraph 2 in the article 15 to include a deciding vote rule in the Board of Directors´ meeting; (c) article 17, subparagraphs “p” and “r” to change the thresholds of certain competences ascribed by the Board of Directors, and inclusion of new subparagraphs “s” and “t” to include as a Board of Directors’ competences the acquisition of interest in other companies and provision for guarantees approval in third parties favor, respectively; (d) article 22, for inclusion of the position of “Vice-President” for the Commercial Officer and Operations Officer; (e) articles 29 and 30, to exclude certain competences of the Commercial Officer and the Operations Officer, respectively, as well as adjustments that exclusively derive form such changes.	Approve	982.566.589
	Reject	8.599.480
	Abstain	1.076.950
2. Resolve on the consolidation of the Company's Bylaws as a result of the amendments resolved on item I above, if approved.	Approve	982.568.094
	Reject	8.599.845
	Abstain	1.075.080
3. Resolve on the re-ratification of the annual global compensation of the Company’s management for the fiscal year ended on December 31, 2022.	Approve	256.016.732
	Reject	596.610.112
	Abstain	139.616.175

1 The ON shares are common shares issued by the Company. Does not consider shares held in treasury.

Annual Shareholders’ Meeting:

Resolution	Resolution Vote	No. Of Shares (ON)[2]
1. Examine, discuss and approve the Financial Statements of the Company, containing the Explanatory Notes, accompanied by the Management Proposal and respective Management’s Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council and the Summarized Annual Report and Opinion of the Statutory Audit Committee’s, all for the fiscal year ended on December 31, 2022.	Approve	880.781.222
	Reject	1.368.331
	Abstain	111.141.052
2. Resolve on the management proposal for allocation of the net profit for the fiscal year ended December 31, 2022, in the following terms: (i) R$23,360,852.76 to the Legal Reserve; (ii) R$753,029,913.41 for the Tax Incentive Reserve; (iii) R$110,964,050.59 for the payment of the mandatory minimum dividend (of which the gross amount of R$50,000,000.00 has already been declared and paid as interest on equity, being R$43,426,187.83 the net amount after income tax to be withheld at source); and (iii) R$326,318,339.59 to the Expansion Reserve account.	Approve	981.338.351
	Reject	9.812.449
	Abstain	2.039.805
3. To establish the effective number of members of the Company's Board of Directors to be elected for the next term of office, at nine (9) members, being seven (7) Independent Directors.	Approve	982.380.677
	Reject	5.260.194
	Abstain	5.549.734

2 The ON shares are common shares issued by the Company. Does not consider shares held in treasury.

4. Do you wish to request the cumulative voting proceeding (processo de voto múltiplo) for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).[3]	Approve	7.307.655
	Reject	101.518.307
	Abstain	607.553.610
5. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place) - Single Group of Candidates.	Approve	909.280.330
	Reject	39.415.326
	Abstain	44.494.949
6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?[4]	Approve	13.902.503
	Reject	493.293.938
	Abstain	209.183.131

3 The legal quorum for adoption of the cumulative voting proceeding (processo de voto múltiplo) was not reached in the term established by the Brazilian Corporation Law, for this reason this process for the election of the board of directors was not adopted.

4 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.].[5]	Approve	502.451.088
	Reject	678.891
	Abstain	213.249.593
Andiara Pedroso Petterle (Membro Independente)[6]	Approve	80.998.158
	Reject	-
	Abstain	-
Belmiro de Figueiredo Gomes (Efetivo)[7]	Approve	77.893.363
	Reject	-
	Abstain	-
José Guimarães Monforte (Membro Independente)[8]	Approve	81.865.798
	Reject	-
	Abstain	-

5 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

6 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

7 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

8 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

Julio Cesar de Queiroz Campos (Membro Independente)[9]	Approve	80.998.158
	Reject	-
	Abstain	-
Leila Abraham Loria (Membro Independente)[10]	Approve	80.998.158
	Reject	-
	Abstain	-
Leonardo Porcíncula Gomes Pereira (Membro Independente)[11]	Approve	80.998.158
	Reject	-
	Abstain	-
Luiz Nelson Guedes de Carvalho (Membro Independente)[12]	Approve	80.957.317
	Reject	-
	Abstain	-
Oscar de Paula Bernardes Neto (Membro Independente)[13]	Approve	80.939.723
	Reject	-
	Abstain	-

9 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

10 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

11 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

12 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

13 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

Philippe Alarcon (Efetivo)[14]	Approve	62.509.329
	Reject	-
	Abstain	-
9. Resolve on the characterization of the independence of candidates for the position of independent members of the Board of Directors, which are Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Flavia Maria Bittencourt, Julio Cesar de Queiroz Campos, Leila Abraham Loria and Luiz Nelson Guedes de Carvalho.	Approve	982.859.992
	Reject	4.089.428
	Abstain	6.241.185
10. Nomination of candidates for chairman of the board of directors. Oscar de Paula Bernardes Neto	Approve	980.074.397
	Reject	6.582.309
	Abstain	6.533.899

14 This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

11. Nomination of candidates for vice-chairman of the board of directors. José Guimarães Monforte	Approve	986.461.026
	Reject	195.680
	Abstain	6.533.899
12. Establish the annual global compensation of the Company’s management for the 2023 fiscal year, in the terms of the Management Proposal, in the amount of up to R$105,093,182.04, being up to R$79,329,409.56 to the Executive Board and up to R$25,200,444.49 to the Board of Directors.	Approve	351.557.916
	Reject	630.664.972
	Abstain	10.967.717
13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	Approve	38.187.943
	Reject	54.888.343
	Abstain	623.303.286
14. Set the number of three (3) effective members to compose the Company's Fiscal Council and their respective substitutes.	Approve	180.456.071
	Reject	135.900.000
	Abstain	100.683.820

15. Election of the Fiscal Council:	Artemio Bertholini (effective) / Márcio Marcelo Belli (substitute)	Approve	101.310.794
	Edison Carlos Fernandes (effective) / Ricardo Julio Rodil (substitute)	Approve	52.355.614
	Leda Hahn (effective) / Rene Martins (substitute)	Approve	40.042.154
	Roberto Frota Decourt (effective) / Jairo Laser Procianoy (substitute)	Approve	150.000
	Rafael de Souza Morsch (effective) / Marco Antonio Mayer Foletto (substitute)	Approve	110.000
	Abstain		246.212.974
16. Resolve on the individual compensation of the members of the Fiscal Council for the new term of office, corresponding to ten percent (10%) of the average compensation attributed to the Company's statutory Officers (not including benefits, representation allowances, and profit sharing), as provided for in paragraph 3 of article 162 of the Brazilian Corporation Law.		Approve	163.085.034
		Reject	142.699.720
		Abstain	110.312.974

Annex 2

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. (“Company”) is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 (“Law 6404/76”), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão (“New Market” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or “in natura”, domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a)	the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d)	the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as

Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	rendering services of photographic, cinematographic and similar studios;

(i)	practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	application of household sanitizing products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store,

deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z)	rendering of parking, lodging and guarding services for vehicles;

(aa)	importing beverages, wines and vinegars;

(bb)	snack bars, tea houses, juice houses and similar establishments;

(cc)	trade in seeds and seedlings;

(dd)	trade in telecommunications products; and; e

(ee)	import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,265,010,495.38 (one billion, two hundred and sixty-five million, ten thousand, four hundred and ninety-five reais and thirty-eight cents), fully subscribed and paid-up, divided into 1,350,256,496 (one billion, three hundred and fifty million, two hundred and fifty-six thousand, four hundred and ninety-six) common shares, all nominative, registered and without par value

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder,

as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

i.	reform the Bylaws;

ii.	elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii.	designate the Chairman and Vice-Chairman of the Board of Directors;

iv.	take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v.	approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi.	deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii.	resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix.	examine and approve the liquidator(s) accounts;

x.	defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and

xi.	approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting.

Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum “quorum” required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to its own vote, the deciding vote, in the event of a tie voting due to the eventual composition of a pair number members of Board of Directors.

Paragraph 3 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a)	to set the general direction of the Company's business;

(b)	approving or altering the Company's investment plan;

(c)	electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d)	deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e)	inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f)	to call a General Meeting of Stockholders;

(g)	expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h)	deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(i)	choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l)	developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results (“Profit Sharing Plan”);

(m)	establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(n)	establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item “m” above;

(o)	establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year equivalent or that exceeds the amount corresponding to 0.3% (zero point three percent) of the Company's net income at the time, as determined in its most recent balance sheet or quarterly financial statement;

(q)	to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r)	to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 50,000,000.00 (fifty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s)	to resolve, regardless of the transaction amount, on the acquisition of equity interest by the Company in other companies, partnerships, associations (whether for profit or not) and/or consortium;

(t)	to resolve on the granting of guarantees by the Company, of any nature and value, in relation to obligations assumed with third parties that are not controlled by the Company, setting the limits within which the Company's Officers may approve the granting of guarantees without prior authorization of the Board of Directors;

(u)	preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(v)	to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q), (r), (s) and (t) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a)	to opine on the hiring and dismissal of independent audit services;

(b)	evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c)	to monitor the activities of the Company's internal audit and internal controls area;

(d)	evaluating and monitoring the Company's risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f)	have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of

Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Commercial Vice-President Officer, 1 (one) Operating Vice-President Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a)	in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b)	in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i)	to manage the corporate business and enforce these Bylaws;

(ii)	to comply with the corporate purpose;

(iii)	approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(iv)	preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v)	directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi)	proposing to the Board of Directors the investment plans and programs;

(vii)	authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix)	developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a)	to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b)	to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and installing the meetings of the Executive Board;

(d)	coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e)	suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a)	to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission (“CVM”), other controlling entities and other institutions of the financial and capital markets;

(b)	to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c)	to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a)	to exercise the management of the Company's administrative services, financial operations and risks;

(b)	participating in the formulation and execution of the Company's strategies and business plans; and

(c)	managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Commercial Vice-President Officer shall be especially in charge of:

(a)	to act in the definition of the Company's strategic planning;

(b)	to define and execute the sales plan;

(c)	to manage the quality of sales; and

(d)	communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Operating Vice-President Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a)	to establish trade guidelines and operations;

(b)	to manage material and financial resources;

(c)	to direct trade operations;

(d)	establish branch offices and commercial representations; and

(e)	to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a)	jointly by 2 (two) Executive Officers;

(b)	jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i)	from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii)	fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items “l” and “m” of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

(a)	five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d)	the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a)	the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares (“Relevant Holding”), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“POS”):

(a)	be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b)	the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% (one hundred and twenty five percent) of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c)	be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

“Group of Shareholders” means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

“Economic Value” means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.